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December 20, 2001

Dear IKOS Stockholder:

    As you may know, on December 7, 2001, Mentor Graphics Corporation commenced an unsolicited cash tender offer to purchase all outstanding shares of IKOS Systems, Inc. for $11.00 per share, subject to certain conditions (the "Offer"). The Offer is scheduled to expire on January 8, 2002. IKOS is a party to an Agreement and Plan of Merger and Reorganization by and among Synopsys, Inc., Oak Merger Corporation and IKOS dated July 2, 2001, as amended (the "Synopsys Merger Agreement"). The Synopsys Merger Agreement provides that, subject to certain conditions, each IKOS stockholder will receive at the Effective Time of the Merger (as defined in the Synopsys Merger Agreement) Synopsys common stock equal in value to $6.00 per share, plus Contingent Consideration of between $0.00 and $14.00, based on the financial performance of IKOS during the twelve months ending June 30, 2002.

    Your Board has carefully considered the Offer in comparison with the Merger. On December 12, 2001, your Board determined in good faith after consultation with IKOS' financial advisor, Needham & Company, and after considering all terms and conditions of the Offer, including the likelihood and timing of its consummation, that the Offer would result in a transaction more favorable to IKOS stockholders from a financial point of view than the Merger. As required under the Synopsys Merger Agreement, the IKOS Board communicated this determination to Synopsys by letter dated December 12, 2001. On that same date, IKOS transmitted to outside legal counsel for Mentor a form of nondisclosure agreement identical to the Confidentiality Agreement between IKOS and Synopsys. Mentor has not returned an executed copy of this nondisclosure agreement. Under the Synopsys Merger Agreement, IKOS is not permitted to enter into discussions with Mentor until such an agreement is in place.

    On December 18, 2001, the IKOS Board considered the Termination Condition in the Offer, which would prohibit IKOS from paying a $5.5 million termination fee to Synopsys on a termination of the Synopsys Merger Agreement in favor of the Offer. The IKOS Board recognized that IKOS is permitted to terminate the Synopsys Merger Agreement in favor of a Superior Proposal (as defined in the Synopsys Merger Agreement) if it advises Synopsys that it desires to enter into a written agreement for such a proposal, so long as Synopsys is provided a five business day period to match the Superior Proposal and IKOS pays a $5.5 million termination fee on the termination of the Synopsys Merger Agreement. IKOS is legally unable to waive Synopsys' contractual right to receive the termination fee under the Synopsys Merger Agreement. Accordingly, because of these contractual obligations, the IKOS Board concluded that the Termination Condition cannot be satisfied, and the Offer cannot be consummated without Mentor waiving this condition. The IKOS Board also recognized that no acquisition agreement with Mentor has been negotiated. The IKOS Board will not terminate the Synopsys Merger Agreement without a negotiated acquisition agreement with Mentor to protect IKOS stockholders. A negotiated agreement (to be entered into immediately upon terminating the Synopsys Merger Agreement) is necessary because the Offer is subject to numerous conditions which would allow Mentor unilaterally to withdraw or reduce the consideration payable in the Offer if the Synopsys Merger Agreement is terminated without IKOS having negotiated an agreement with Mentor.

    In light of the Termination Condition and the lack of a negotiated merger agreement with Mentor, the IKOS Board unanimously determined to recommend that IKOS stockholders reject the Offer and not tender their shares in the Offer. The IKOS Board had previously approved the Synopsys Merger Agreement as fair to and in the best interests of IKOS stockholders and IKOS continues to have a valid merger agreement with Synopsys. Accordingly, the IKOS Board also unanimously determined to reaffirm its recommendation of the Merger and the Synopsys Merger Agreement for the reasons set forth in the proxy statement/prospectus filed as part of the Registration Statement on Form S-4 filed by Synopsys with the Securities and Exchange Commission on August 9, 2001 and amended on October 18, 2001.

    Enclosed with this letter is a Schedule 14D-9 that contains the recommendations of your Board of Directors with respect to the Offer, and the reasons for our recommendations. The Schedule 14D-9 also contains other important information.

    Please be assured that the primary interest of your Board of Directors is maximizing stockholder value for IKOS stockholders. We appreciate your continued support.

Sincerely,

Ramon A. Nuñez
President and Chief Executive Officer

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December 20, 2001